

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Scott R. Zemnick
General Counsel
VPC Impact Acquisition Holdings
c/o Victory Park Capital Advisors, LLC
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

**Re: VPC Impact Acquisition Holdings
Correspondence dated August 4, 2021
Amendment No. 2 to Registration Statement on Form S-4
Filed July 9, 2021
File No. 333-254935**

Dear Mr. Zemnick:

We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence dated August 4, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations of Bakkt, page 283

1. Please add a discussion to your Digital Asset Marketplace, Loyalty Redemption, and Alternative Payment Method disclosure to describe how you recognize revenue for each of these offerings. The overview section should bridge your discussion between your business offering and how revenue is recognized. Also, please add a statement that substantially all your revenue is recognized from the Loyalty program. As it relates to custody, note that revenue is immaterial with "less than 1% of PDF Contracts go to contract maturity." Also, note that the remaining revenue is recognized from providing services to IFUS and ICUS under the Triparty Agreements.

2.   Revise to discuss The Triparty Agreement and the related party nature of this arrangement. This disclosure should include, but not limited to, describing the promised goods or services that you provide (i.e., custody and bullets identified in your response 2(c)) and the reasons for negative revenue. In addition, your results of operations disclosure should separately discuss and analyze the revenue recognized under this agreement.

3.   Based on your financial projections, we note that you expect to generate a substantial portion of your revenue in 2021 in Crypto Trades, which are sales of cryptocurrency in which Bakkt acts as the principal in transactions with its third-party trading relationships and consumers using its app. Discuss the material risks and uncertainties related to your plans to rely on Crypto Trades as a significant driver of your business. To the extent known, discuss the "certain additional cryptocurrencies" that you intend to include in the third quarter of 2021. For aspects of your business that did not generate positive revenue, discuss the circumstances that need to occur to begin generating positive revenue.

Revenue Recognition
Triparty Agreement, page F-259

4.   Revise your statement that "you recognize revenue… for trading and clearing services" to agree to your performance obligations as outline in your response 2(c) for Bakkt Trust. In this regard, we note your representation that you are not providing the trading and clearing services. Make corresponding revision throughout your filing.

5.   Please clarify the meaning of "help facilitate the trading and clearing services of IFUS and ICUS" by identifying your promised goods or services. For example, are your promised goods and services outlined in 2(c) and custody?

6.   Revise your revenue recognition footnote for the Triparty agreement to describe your performance obligations. In this regard, the current disclosure focuses more on the tasks and duties of IFUS and ICUS instead of on your task and duties. This disclosure should clearly articulate what promised goods or services are distinct, how many performance obligations you have, and what promised goods or services are included in each performance obligation.

7.   Please clarify when you recognize revenue for each performance obligation in the Triparty Agreement and what the ASC 606 contract period is for each performance obligation. Also, revise to state whether revenue is recognized at a point in time or over time.

8.   Please disclose the transaction price for each performance obligation. We note that in your statement in response to 2(b) the transaction price is 100% of the trading and clearing fees collected by IFUS and ICUS less rebates and incentive payments made by IFUS and ICUS to their customers. Also, disclose your obligation to make the shortfall payment describe in note 7 and include your assertion that you recognize this payment as a reduction of revenue because such payments are made to your customers, IFUS and ICUS, and you do not receive a distinct good or service for such payment.

9.   Please confirm whether our understanding of your response is correct that the rebates and incentive payments are part of the transaction price and the shortfall payment is consideration payable to your customer and make corresponding revision to your proposed disclosure discussing variable consideration on page 17. Also, we note your reference that you generally do not need to estimate, describe instances where you do need to make estimates and whether those instances are material.

Custody, page F-260

10.   Please revise your custody revenue recognition policy to reconcile the discussion of "PDF Contract customers" with your Triparty Agreement policy in which you state the PDF contract holder is not your customer.

General

11.   We note your revised disclosure in response to prior comment 6 regarding the projected financial information. Please provide a discussion of the "large amount of components...that were taken in consideration for purposes of arriving at the projected financial information" and were evaluated by the VIH Board.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Era Anagnosti